                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JUNE 2008

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

MARCO PATUANO NEW CHIEF FINANCIAL OFFICER OF THE TELECOM ITALIA GROUP FROM 8 AUGUST 2008

Rome, 19 June 2008

Telecom Italia announces that Enrico Parazzini, the Chief Financial Officer, will leave the Company following the approval by the Board of the first half results, scheduled for August 8, 2008. From the same date, Mr. Parazzini will cease to be the manager responsible for the preparation of Company accounts documents.

Mr. Parazzini will be replaced by Marco Patuano who already works in the Group and whose curriculum vitae is attached.

Telecom Italia wishes to thank Enrico Parazzini for his highly qualified professional and managerial contribution to the Company.

 Telecom Italia

Relazioni con i Media

+39 06 3688 2424

http://www.telecomitalia.it/media

Telecom Italia

Investor Relations

+39 02 8595 4131

http://www.telecomitalia.it/investor_relations

Curriculum Mr. Marco Patuano

•

Born in Alessandria on June 6, 1964 and earned a degree in Corporate Finance from the Bocconi University in Milan, hired by SIP Corporate Division in May 1990;

•

1990 to 2002 works in different sectors of the Finance Area, becoming a senior manager in 1998, has responsibility for Finance and Treasury (then Commercial Finance and Credits) from 1998 to 2002;

•

In April 2003 nominated head of Finance Administration and Control of Telecom Italia America Latina S.A., a company held by the Group with headquarters in Brazil;

•

From 2004 to 2006 General Manager of Telecom Italia Latam;

•

From 2006 works in Telecom Argentina as Director of Fixed-line Telephony. From April 2007 enters Board of Directors as adjunct and from May 2007 to today has been General Manager Operations;

       Cautionary Statement for Purposes of the "Safe Harbor" Provision of the
United States Private Securities Litigation Reform Act of 1995.

       The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements.  The Press Release included in this
Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependent on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

       The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

     - the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

     - the ability of the Telecom Italia Group to introduce new services to stimulate increased usage to its fixed and wireless networks to offset declines in its traditional fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally and shifts in usage pattern;

     - the level of demand for telecommunications services, particularly wireless telecommunication services in the maturing Italian market and for new higher value added products and services such as broadband;

     - the ability of the Telecom Italia Group to successfully implement its reorganization;

     - the success of Telecom Italia's customer loyalty and retention programs and the impact of such programs on revenues;

     - the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently adopted EU directives in
Italy;

     - the impact of economic development generally on the international business of the Telecom Italia Group and on its foreign investments and capital expenditures;

     -  the continuing impact of rapid or "disruptive" changes in technologies;

     - the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

     - the impact of fluctuations in currency exchange and interest rates;

     - Telecom Italia's ability to successfully implement its strategy over the
2008-2010 period;

     - the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

     - Telecom Italia's ability to successfully implement its internet and broadband strategy;

     - the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made and continues to make in Brazil and in Europe on broadband;

     - the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

     - the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

       The foregoing factors should not construed as exhaustive.  Such factors should also be considered together with risk factors included in Telecom Italia
Group's Annual Report on Form 20-F for 2005.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-
looking statements, which speak only as of the date hereof.  Accordingly, there can be no assurance that the Group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      June 19th, 2008

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager